Exhibit 10.6

Polycom, Inc.
4750 Willow Road	Tel: 925-924-6000
Pleasanton, CA 94588	Fax: 925-924-6100

June 27, 2011

Ms. Tracey Newell

[Address]

Dear Tracey:

Thank you for your interest in joining Polycom. Given the requirements we have in building the company, and your background and skills, we believe you are the ideal individual to join our team. We are pleased to extend the following offer:

1.	Title and Position: Executive Vice President, Global Sales, reporting to Andrew Miller, President and Chief Executive Officer. This is an exempt professional position located in Pleasanton, CA.

2.	Salary: $16,666.66 paid semi-monthly (equivalent to approximately $400,000 per year). If your hire date is within five (5) business days of the end of a pay cycle, you will receive your first paycheck at the end of the following pay cycle.

3.	Equity: You will be granted 36,989 Restricted Stock Units and 36,988 Target Performance Shares of Polycom common stock (such award number reflects the post-split number of shares to be received taking into account the 2 for 1 stock split announced on June 1, 2011 and scheduled to be effective July 1, 2011), which grant is subject to approval by the Compensation Committee of the Board of Directors. These shares will vest over a 3 year period and will be subject to the other terms and conditions as set forth in your grant agreement, a copy of which will be provided to you if and when approved by the Compensation Committee.

4.	Bonus Plan: You will participate in the 2011 Management Bonus Plan, a copy of which is attached as Exhibit A, which is targeted at 80% of your base salary during the fiscal year. Details of the plan to follow. With respect to the 2011 bonus, you will be eligible for a pro-rata portion of your target 2011 bonus based on your Polycom earnings in 2011, and subject to company performance per the matrix attached as Exhibit A.

5.	Signing Bonus: Upon receipt of documentation within forty five (45) of your employment with Polycom, that clearly demonstrates the repayment of your signing bonus with Juniper Networks, in an amount equivalent to your Polycom signing bonus, you will receive a payment of $212,000, less applicable taxes, to be paid in equal installments of $106,000 over the next two quarters; provided however, you are employed with the Company on each such date. This signing bonus payment is subject to repayment to Polycom if you voluntarily terminate your employment with the Company. The schedule for repayment is 100% of the total signing bonus if you voluntarily terminate your employment prior to two (2) years of employment and no repayment after two (2) years of employment. For this purpose, a voluntary termination excludes a termination due to death or disability or a resignation for Good Reason and “Good Reason” will have the same definition as in the Executive Severance Plan.

6.	Change of Control: You will be provided with the Company’s approved form of Change of Control Severance Agreement for certain executive officers, a copy of which is attached as Exhibit B.

7.	Executive Severance Plan: Upon your appointment as a Section 16 Officer by the Board of Directors, you will become a Covered Employee under the Company’s Executive Severance Plan (the “Plan”), a copy of which is attached as Exhibit C. Capitalized terms have the meanings ascribed to them in the Plan.

8.	Benefits: Polycom provides a competitive benefits package to all full-time, regular employees. You will be eligible to participate in all compensation, retirement and welfare benefit programs that are currently available to Polycom executive employees and any additional programs that may become available to executive employees in the future. A summary of the benefit programs currently available to Company employees is enclosed.

You hereby represent to Polycom that you are under no obligation or agreement that would prevent you from becoming an employee of Polycom or that would adversely impact your ability to perform the expected services, including without limitation any non-solicitation and non-competition agreement.

Adherence to Company rules and regulations is also a condition of employment. Polycom is an equal opportunity/affirmative action employer.

Polycom, Inc.
4750 Willow Road	Tel: 925-924-6000
Pleasanton, CA 94588	Fax: 925-924-6100

This offer is contingent upon the following: (1) your execution of Polycom’s Proprietary Information and Invention Agreement, which, among other things, requires that you will not, during your employment with Polycom, improperly use or disclose any proprietary information or trade secrets of any former employer and will not bring onto Polycom premises any confidential or proprietary information of any former employer unless that employer has consented to such action in writing; (2) your execution of Polycom’s Proprietary Information Obligations Checklist concerning your obligation to protect and not bring to Polycom the proprietary information of any other company between the date of this offer letter and the date you begin employment with Polycom; (3) your ability to provide the Company with the legally required proof of your identity and authorization to work in the United States; (4) the satisfactory results of the background investigation and reference checks; and (5) understanding of, and commitment to, the standards and policies contained in Polycom’s Code of Business Ethics and Conduct.

This letter sets forth the terms of your employment with us and supersedes any prior representations or agreements, whether written or oral. Our employment relationship will be considered “at will,” which means that either you or the Company may terminate your employment at any time and for any reason or for no reason.

We look forward to your acceptance of our offer, which will remain open until July 5, 2011.

Tracey, we are very interested in having you join Polycom. We believe that your background and knowledge will make you an important addition to our team and look forward to the opportunity to work with you.

Sincerely,

/s/ Ashley Goldsmith

Ashley Goldsmith

EVP, Human Resources

Enclosures:	Benefits Summary
Offer Letter (2)
Required New Hire Forms

Accepted by:	/s/ Tracey Newell

Date:	10/21/11

Start Date:	7/21/11